Filed pursuant to Rule 424(b)(3)

Registration No. 333-100044

SUPPLEMENT NO. 4 DATED SEPTEMBER 16, 2003

TO PROSPECTUS DATED DECEMBER 11, 2002

APPLE HOSPITALITY FIVE, INC.

The following information supplements the prospectus of Apple Hospitality Five, Inc. dated December 11, 2002 and is part of the prospectus. This Supplement No. 4 updates the information presented in the prospectus and in prior Supplements. Prospective investors should carefully review the prospectus, Supplement Nos. 1 through 3, and this Supplement.

TABLE OF CONTENTS FOR SUPPLEMENT NO. 4

Status of the Offering	S–2
Recent Developments	S–2
Acquisitions and Related Matters	S–3
Summary of Contracts	S–3
Our Properties	S–5
Selected Financial Data	S–7
Management’s Discussion and Analysis of Financial Condition and Results of Operations	S–8

The prospectus, and each supplement, contains forward-looking statements within the meaning of the federal securities laws, and such statements are intended to be covered by the safe harbors created by those laws. These forward-looking statements may involve our plans and objectives for future operations, including future growth and availability of funds. These forward-looking statements are based on current expectations, which are subject to numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offering of units, future economic, competitive and market conditions and future business decisions, together with local, national and international events (including, without limitation, acts of terrorism or war, and their direct and indirect effects on travel and the economy). All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions relating to the forward-looking statements, and the statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

STATUS OF THE OFFERING

We completed the minimum offering of units (with each unit consisting of one Common Share and one Series A Preferred Share) at $10.50 per unit on January 3, 2003. We are continuing the offering at $11 per unit in accordance with the prospectus.

As of August 26, 2003, we had closed on the following sales of units in the offering:

Price Per Unit	Number of Units Sold	Gross Proceeds	Proceeds Net of Selling Commissions and Marketing Expense Allowance
$10.50	4,761,905	$50,000,000	$45,000,000
$11.00	19,762,465	217,387,118	195,648,417

Total	24,524,370	$267,387,118	$240,468,417

RECENT DEVELOPMENTS

Effective as of August 30, 2003, we acquired a Springhill Suites® by Marriott® in Danbury, Connecticut for a gross purchase price of $11.5 million and a Courtyard® by Marriott® in Lebanon, New Jersey for a gross purchase price of $15 million. (The Springhill Suites®, Courtyard®, Residence Inn® and Marriott® trademarks are the property of Marriott International, Inc. or one of its affiliates.)

Effective as of September 3, 2003, we acquired a Hilton Garden Inn® in Tampa, Florida for a gross purchase price of $12.25 million. Effective as of September 10, 2003, we acquired a Homewood Suites® by Hilton® in Solon, Ohio (part of the Cleveland metropolitan area) for a gross purchase price of $10.05 million. (The Hilton Garden Inn®, Homewood Suites® and Hilton® trademarks are the property of Hilton Hospitality, Inc. or one of its affiliates.)

For simplicity, the hotels we acquired in August and September, as summarized above, may be referred to as the “recently acquired hotels.” Further hotel information is provided in a following section. The aggregate purchase price of $48.8 million for our recently acquired hotels was funded by our ongoing offering of units.

We also used the proceeds of our ongoing best efforts offering to pay 2% of the gross purchase price for our recently acquired hotels, which equals $976,000, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is one of our directors and our Chief Executive Officer.

Including our recently acquired hotels, we now own a total of thirteen extended-stay hotels, which are located in the states indicated in the map below:

ACQUISITIONS AND RELATED MATTERS

We are the direct owner of the recently acquired hotels. We have leased our recently acquired hotels to one of our wholly-owned subsidiaries (Apple Hospitality Five Management, Inc., as lessee) under a master hotel lease agreement, which is one of the material contracts described in the next section. The hotels in Danbury, Connecticut and Lebanon, New Jersey are being managed by affiliates of Marriott International, Inc. The hotels in Tampa, Florida and Solon, Ohio are being managed by affiliates of Hilton Hospitality, Inc. For simplicity, each of these managers will be referred to as a “manager.” These managers are not related to or affiliated with us, except through separate management contracts, which are included among the material contracts described in the next section. No manager or any hotel management or licensing corporation (including Marriott International, Inc. and Hilton Hospitality, Inc.) or any of their affiliates will be deemed an issuer, obligor, sponsor or guarantor in respect of any securities described in our prospectus, nor will they have any responsibility or liability for any statement or omission in our prospectus or for such securities.

SUMMARY OF CONTRACTS

Hotel Lease Agreements for Recently Acquired Hotels

Our master hotel lease agreement with Apple Hospitality Five Management, Inc. (as lessee) is dated as of February 26, 2003, and has been supplemented to include our recently acquired hotels. For simplicity, the master hotel lease agreement and all of its schedules, as amended or supplemented, will be referred to as the “lease.” The lease provides for an initial term of 10 years. The lessee has the option to extend the lease term for two additional five-year periods, provided it is not in default at the end of the prior term or at the time the option is exercised. The lease provides for the payment of an annual base rent, a quarterly percentage rent and a quarterly sundry rent. Each type of rent is described below.

The annual base rents and lease commencement dates for our recently acquired hotels are shown below:

Location of Hotel	Annual Base Rent	Date of Lease Commencement
Danbury, Connecticut	$1,319,609	September 1, 2003
Lebanon, New Jersey	$1,310,537	September 1, 2003
Tampa, Florida	$1,177,426	September 3, 2003
Solon-Cleveland, Ohio	$905,920	September 10, 2003

The annual base rent is payable in advance in equal monthly installments and will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). The quarterly percentage rent depends on a formula that compares fixed “suite revenue breakpoints” with a portion of “suite revenue,” which is equal to gross revenue from suite rentals less sales and room taxes, credit card fees and sundry rent (as described below). The suite revenue breakpoints will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). Specifically, the percentage rent is equal to the sum of (a) 17% of all year-to-date suite revenue, up to the applicable suite revenue breakpoint; plus (b) 55% of the year-to-date suite revenue in excess of the applicable suite revenue breakpoint, as reduced by base rent and the percentage rent paid year to date. The quarterly sundry rent equals 55% of all sundry revenue, which consists of revenue other than suite revenue, less the amount of sundry rent paid year-to-date.

Management and License Agreements for Recently Acquired Hotels

The recently acquired hotels are being managed by the applicable manager under separate management agreements. In addition, the franchises for the hotels in Florida and Ohio are established by separate franchise license agreements for each such hotel. The managers are responsible for managing and supervising the daily operations of the hotels and collecting rents for the benefit of the lessee. The fees and other terms of these agreements are the result of commercial negotiations between otherwise unrelated parties, and we believe that such fees and terms are appropriate for our recently acquired hotels and the markets in which they operate.

Other Agreements

In separate owner agreements regarding the recently acquired hotels in Connecticut and New Jersey, the applicable manager granted its consent to the lease. In return, we agreed, as the direct owner of the hotels, to guarantee the performance of the obligations, including monetary obligations, of the lessee under the management agreements. We also have entered into separate and substantially similar guarantees in which we guarantee the payment and performance of the lessee under the franchise license agreements.

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OUR PROPERTIES

All of our hotels were in operation when acquired. Our hotels offer one and two room suites with the amenities generally offered by upscale extended-stay hotels. They are located in developed or developing areas and in competitive markets. We believe the hotels are well-positioned to compete in their respective markets based on location, amenities, rate structure and franchise affiliation. In the opinion of management, our hotels are adequately covered by insurance. Further information about our hotels is presented in the tables below:

Table 1.    General Information

Location of Hotel	Franchise (a)	Effective Date of Purchase	Gross Purchase Price	Number of Suites	Average Daily Rate (Price) per Suite
Houston, Texas	Residence Inn	January 3, 2003	$14,300,000	120	$139-189

Colorado Springs, Colorado	Homewood Suites	February 26, 2003	12,300,000	127	119-139
Baton Rouge, Louisiana	Homewood Suites	February 26, 2003	7,000,000	115	129-189
Albuquerque, New Mexico	Homewood Suites	February 26, 2003	12,900,000	151	124-149

Cypress, California	Residence Inn	May 23, 2003	19,000,000	155	129-159

Cranbury, New Jersey	Residence Inn	May 31, 2003	11,000,000	108	159-189
Somerset, New Jersey	Residence Inn	May 31, 2003	13,000,000	108	149-179
Hauppage, New York	Residence Inn	May 31, 2003	18,500,000	100	189-299

Nashville, Tennessee	Residence Inn	June 20, 2003	8,800,000	168	109-139

Danbury, Connecticut	Springhill Suites	August 30, 2003	11,500,000	106	129-139
Lebanon, New Jersey	Courtyard	August 30, 2003	15,000,000	125	129

Tampa, Florida	Hilton Garden Inn	September 3, 2003	12,250,000	95	89-189
Solon-Cleveland, Ohio	Homewood Suites	September 9, 2003	10,050,000	86	99-179

		TOTAL	$165,600,000	1,564

Note for Table 1:

(a)	Trademarked (symbol omitted above). The Residence Inn®, Springhill Suites® and Courtyard® trademarks are the property of Marriott International, Inc. or one of its affiliates. The Homewood Suites® and Hilton Garden Inn® trademarks are the property of Hilton Hospitality, Inc. or one of its affiliates.
(b)	As of the date of this Supplement. Amounts shown exclude discounts that may be offered to corporate and frequent customers.

Table 2.    Operating Information (a)

	Avg. Daily Occupancy Rates (%)					Revenue per Available Suite ($)
Location of Hotel	1999	2000	2001	2002	2003	1999	2000	2001	2002	2003
Cypress, California	—	—	—	69%	91%	—	—	—	$66	$96
Colorado Springs, Colorado	—	—	58%	73%	67%	—	—	$48	56	45
Baton Rouge, Louisiana	—	76%	76%	81%	95%	—	$69	68	69	76
Somerset, New Jersey	—	—	—	51%	65%	—	—	—	53	73
Cranbury, New Jersey	—	—	—	36%	58%	—	—	—	36	64
Albuquerque, New Mexico	—	—	65%	77%	85%	—	—	51	60	65
Hauppage, New York	—	—	—	78%	78%	—	—	—	113	103
Nashville, Tennessee	—	68%	68%	67%	66%	—	59	59	56	52
Houston, Texas	—	86%	90%	92%	79%	—	74	83	89	81
Danbury, Connecticut	—	—	—	51%	54%	—	—	—	43	57
Lebanon, New Jersey	—	—	—	—	62%	—	—	—	—	74
Tampa, Florida	—	74%	79%	80%	82%	—	79	87	89	92
Solon-Cleveland, Ohio	—	—	—	25%	60%	—	—	—	30	61

Note for Table 2:

(a)	The periods presented begin with the opening year of each hotel. Results of operations for periods before the effective date of our ownership were provided by the applicable seller or manager.

Table 3.    Tax and Related Information

Location of Hotel	2002 Real Property Tax Rate (a)	2002 Real Property Tax	Depreciation- Federal Tax Basis (b)
Cypress, California	1.273%	$92,264	$14,980,800
Colorado Springs, Colorado	7.758%	181,345	10,909,904
Baton Rouge, Louisiana	1.042%	86,769	5,525,603
Somerset, New Jersey	2.215%	170,535	10,254,000
Cranbury, New Jersey	4.058%	37,008	8,635,000
Albuquerque, New Mexico	4.253%	61,090	11,859,888
Hauppage, New York	2.654%	169,104	15,373,500
Nashville, Tennessee	1.832%	126,630	6,319,600
Houston, Texas	3.066%	167,240	12,283,995
Danbury, Connecticut	2.429%	31,884	9,106,248
Lebanon, New Jersey	3.020%	53,147	10,641,201
Tampa, Florida	2.542%	107,076	8,580,812
Solon-Cleveland, Ohio	2.133%	49,561	7,018,371

Notes for Table 3:

(a)	Property tax rate is an aggregate figure for county, city and other local taxing authorities (to the extent applicable).
(b)	Amounts are for the depreciable real property component of each hotel. The depreciable life is 39 years (or less, as may be permitted by federal tax laws) using the straight-line method. The modified accelerated cost recovery system will be used for the personal property component of each hotel.

SELECTED FINANCIAL DATA

	For the six months ended June 30, 2003	For the period September 20, 2002 (initial capitalization) through December 31, 2002
Revenues:
Suite revenue	$4,264,549	—
Interest income and other revenue	580,181	—

Total revenue	4,844,730	—

Expenses:
Hotel expenses	2,122,886	—
Taxes, insurance and other	249,485	$2,525
General and administrative	147,207	2,343
Depreciation	615,718	—
Interest and other expenses	60	282

Total expenses	3,135,356	5,150

Net income	$1,709,374	(5,150)

Per Share
Earnings per common share	$0.15	$(515.00)
Distributions paid to common shareholders	$0.22	—
Weighted-average common shares outstanding—basic	11,596,149	10

Balance Sheet Data
Cash and cash equivalents	$119,665,645	$3,033
Investment in hotels, net	$53,567,403	$—
Total assets	$175,764,598	$564,774
Shareholders’ equity	$175,566,619	$18,960

Other Data
Cash flow from:
Operating activities	$962,998	(4,868)
Investing activities	$(121,067,016)	(2,617)
Financing activities	$173,668,388	(13,592)
Number of hotels owned at end of period	9	—

Funds From Operations Calculation
Net income	$1,709,374	$(5,150)
Depreciation	$615,718	$—

Funds from operations (a)	$2,325,092	$(5,150)
FFO per share	$0.20	$(515)

(a)	Funds from operations (FFO) is defined as net income (computed in accordance with generally accepted accounting principles—GAAP) excluding gains and losses from sales of depreciable property, plus depreciation, amortization and certain start-up costs. The company considers FFO in evaluating property acquisitions and its operating performance and believes that FFO should be considered along with, but not as an alternative to, net income and cash flows as a measure of the company’s activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(for the quarter ended June 30, 2003)

General

We intend to be treated as a Real Estate Investment Trust (“REIT”) for federal income tax purposes. We were formed on September 20, 2002, with our first investor closing on January 3, 2003. We own nine hotels within different markets in the United States.

Hotels Owned

We were organized and initially capitalized on September 20, 2002. During the period from September 20, 2002 to December 31, 2002, we owned no properties, had no revenue and were engaged in initial capital-raising activities. During this period, we incurred miscellaneous start-up costs and interest expense under our unsecured line of credit. We commenced operations in January 2003 upon the purchase of our first hotel property. As of June 30, 2003, we own a total of nine hotel properties, with a total of 1,152 suites.

The following table summarizes the locations of and number of suites for the 9 hotels we owned at June 30, 2003:

Location of hotels	Brand	# of Suites
Cypress, California	Residence Inn® by Marriott®	155
Colorado Springs, Colorado	Homewood Suites® by Hilton®	127
Baton Rouge, Louisana	Homewood Suites® by Hilton®	115
Cranbury, New Jersey	Residence Inn® by Marriott®	108
Somerset, New Jersey	Residence Inn® by Marriott®	108
Albuquerque, New Mexico	Homewood Suites® by Hilton®	151
Hauppauge, New York	Residence Inn® by Marriott®	100
Nashville, Tennessee	Residence Inn® by Marriott®	168
Houston, Texas	Residence Inn® by Marriott®	120

Total		1,152

Effective January 3, 2003, we acquired Marriott Residence Inn Houston-Westchase, which contains 120 suites and was in operation when acquired. The hotel offers one and two room suites with the amenities generally offered by upscale extended-stay hotels. The gross purchase price for the hotel was $14,300,000.

Effective February 26, 2003, we acquired three hotels that operate as part of the franchise system for Homewood Suites® by Hilton. The combined gross purchase price for these hotels was $32,200,000. The properties are located in Colorado Springs, CO; Baton Rouge, LA and Albuquerque, NM and contain a combined total of 393 suites. Each hotel was in operation at the time of purchase and offers one and two room suites with the amenities generally offered by upscale extended-stay hotels.

Effective May 23, 2003, we acquired Marriott Residence Inn Cypress, which contains 155 suites and was in operation when acquired. The hotel offers one and two room suites with the amenities generally offered by upscale extended-stay hotels. The gross purchase price for the hotel was $19,000,000.

Effective May 31, 2003, we acquired three Residence Inn by Marriott hotels located in Somerset, NJ, Cranbury, NJ, and Hauppauge, NY. The combined gross purchase price for these hotels was $42,500,000. The properties contain a combined total of 316 suites. Each hotel was in operation at the time of purchase and offers one and two room suites with the amenities generally offered by upscale extended-stay hotels.

Effective June 20, 2003, we acquired Marriott Residence Inn Nashville, which contains 168 suites and was in operation when acquired. The hotel offers one and two room suites with amenities generally offered by upscale extended-stay hotels. The gross purchase price for the hotel was $8,800,000.

The purchase price for all of the hotels was funded by our ongoing best-efforts offering of Units. We have leased these hotels to Apple Hospitality Five Management, Inc. (as lessee) or its subsidiaries under master hotel lease agreements. We also used the proceeds of our ongoing best-efforts offering to pay 2% of the gross purchase price for these hotels, which equals $2,336,000, as a commission to Apple Suites Realty Group, Inc. Additionally, we have reimbursed Apple Hospitality Two, Inc. for $291,490 of due diligence costs associated with these acquisitions.

Management Agreements

Residence Inn Hotel

Our Residence Inn by Marriott hotels are subject to a management agreement under which Residence Inn® by Marriott®, Inc. (the “Manager”) manages the hotels. The management agreement provides that the Manager will supervise the operation of each hotel and collect revenues from their operations for the benefit of the Lessee. The initial term of the management agreement continues for a period of time not less than 20 years and not more than 30 years from the anniversary of the hotel’s opening date. The Manager may renew the management agreement for an additional ten-year period under mutual consent with the Company. The Lessee may terminate the management agreement if the annual operating profit for the hotel is less than an agreed upon amount which is based on a percentage return on purchase price, which varies per hotel, for two consecutive years (excluding any year in which the Manager is unable to operate the hotel due to a force majeure or in which the average annual effective REVPAR index and owner’s priority return for suites at the hotel is at an agreed upon rate for comparable hotels.) The Manager may elect to avoid such termination by paying a cure amount to the Lessee that compensates for the deficiency in operating profit, but this remedy may not be exercised by the Manager more than twice. Termination is also permitted as a remedy for material breach if a court determines that monetary damages alone are inadequate. If termination occurs for any reason other than default by the Manager or expiration of the term, the Manager is entitled to a termination fee equal to at least three times the average annual management fees (described in the next paragraph).

For managing the hotels, the Manager will receive management fees consisting of a base management fee generally equal to 3% gross revenues, a Residence Inn® system fee generally equal to 4% of suite revenues and an incentive management fee generally equal to 25% of operating profit minus the priority amount (described below). In each fiscal year, the operating profit from the hotels will be distributed in the following order of priority: (a) a priority amount will be paid to the Lessee, (b) the incentive management fee will be paid to the Manager and (c) any remaining balance will be paid to the Lessee.

Our Residence Inn hotels participate in the Marriott Rewards® program. The cost of this program is charged to all hotels in the Marriott International hotel system.

Homewood Suites Hotels

Our three Homewood Suites hotels are being managed under separate and substantially similar management agreements dated as of February 26, 2003. The parties to the management agreements are the Manager and our lessee for the applicable hotel (which is either Apple Hospitality Five Management, Inc. or AHF Services Limited Partnership).

Under each management agreement, the Manager will supervise the operation of the hotel and collect revenues from its operation for the benefit of the lessee. The Manager is entitled to receive a monthly management fee, which equals a percentage of gross revenues from operation of the applicable hotel. This percentage is 2% during the first two years of the management agreement, 2.5% during the third year and 3% thereafter.

Each management agreement has an initial term of 20 years. The Manager has the option to renew the term for two additional periods of 5 years each. Termination of a management agreement is permitted as a remedy for an uncured default by either property.

The three Homewood Suites hotels are licensed as part of the franchise system for Homewood Suites® by Hilton® under separate and substantially similar franchise license agreements dated as of February 26, 2003. The parties to the franchise agreements are Promus Hotels, Inc. (who is the Manager under the corresponding management agreements for each hotel) and our lessee for the applicable hotel.

Under each franchise license agreement, the applicable hotel must be operated in accordance with the standards and requirements established by Promus Hotels, Inc. These requirements cover, among other matters, the types of services and products that may be offered at the hotel, the appearance and condition of the hotel and the use of national reservation services.

Each franchise license agreement provides for both a monthly royalty fee and a monthly program fee. The monthly royalty fee equals a percentage of gross rooms revenue from operation of the applicable hotel. This percentage is 2% during the first two years of the franchise license agreement, 2.5% during the third year, 3% during the fourth year, and 4% thereafter. The monthly program fee is 4%, and may be changed by Promus Hotels, Inc. from time to time, but such increase will not exceed 1% of gross rooms revenue in any calendar year and the cumulative increases will not exceed 5% of gross rooms revenue.

Each franchise license agreement has an initial term of 20 years. Promus Hotels, Inc. has the option to renew the term for two periods of 5 years each.

Results of Operations

Since operations commenced on January 3, 2003, with our first acquisition, a comparison to prior year results is not possible or meaningful.

Revenues

Our principal source of revenue is hotel suites revenue and related other revenue. Hotel operations stated were for the nine hotels acquired through June 30, 2003 and the respective periods owned. For the six months ended June 30, 2003, we had suite revenue and other revenue of $6,416,102 and $230,348, respectively. For the three months ended June 30, 2003, we had suite revenue and other revenue of $4,264,549 and $434,191, respectively. For the six months ended June 30, 2003, the hotels achieved average occupancy of 83%, ADR of

$89 and RevPAR of $74. ADR, or average daily rate, is calculated as room revenue divided by the number of rooms sold, and RevPAR, or revenue per available room, is calculated as occupancy multiplied by ADR.

For the six months ended June 30, 2003 and for the three months ended June 30, 2003, we had interest income of $240,057 and $145,990, respectively. Interest income represents earnings on excess cash invested in short term money market instruments.

Expenses

Expenses for the six months ended June 30, 2003 represented the expenses related to the nine hotels purchased for their respective periods owned.

For the six and three months ended June 30, 2003, hotel operating expenses of the hotels totaled $1,373,385 or 21% of suite revenue and $892,683 or 21% of suite revenue of the nine hotels for their respective periods owned.

General and administrative expense for the six and three months ended June 30, 2003 was $252,271 or 4% of suite revenue and $147,207 or 4% of suite revenue of the nine hotels for their respective periods owned. We anticipate this percentage to decrease as our asset base grows.

Taxes, insurance, and other expense for the six and three months ended June 30, 2003 was $357,677 or 6% of suite revenue and $249,485 or 6% of suite revenue of the nine hotels for their respective periods owned.

Depreciation expense for the six and three months ended June 30, 2003 was $869,980 and $615,718. Depreciation expense represents expense of our nine hotels and related personal property for their respective periods owned.

Liquidity and Capital Resources

We commenced operations effective January 3, 2003 with its first investor closing.

The cash flow generated from the properties we currently own and any short term investments is our principal source of liquidity. In addition, we may borrow funds, subject to the approval of our board of directors.

Our dividend distribution policy is at the discretion of the board of directors and depends on several factors. The distribution rate for the period January 3, 2003 through June 30, 2003 was at an annual rate of $.88 per unit outstanding (or $.22 per quarter).

In general, we expect capital resources to be adequate to meet our cash requirements in 2003.

We intend to use our cash, currently $ 53.6 million, and proceeds from our on-going best-efforts offering to purchase extended stay hotel properties.

We have ongoing capital commitments to fund our capital improvements. Through the lessee, we are required, under all of our management agreements, to make available to the lessee, for the repair, replacement, refurbishing of furniture, fixtures, and equipment, an amount of 5% of gross revenues provided that such amount may be used for our capital expenditures with respect to the hotels. We expect that this amount will be adequate to fund required repair, replacement, and refurbishments and to maintain our hotels in a competitive condition. As of June 30, 2003, we held $582,453 in reserve.

We obtained an unsecured line of credit in a principal amount of up to $300,000 to fund our start-up costs. The lender was Wachovia Bank, N.A. The line of credit bore interest at the bank’s prime rate. Interest was payable monthly. We borrowed a total of $218,143 as of December 31, 2002 against the line of credit. Glade M. Knight, our Chief Executive Officer and Chairman of the Board or Directors, guaranteed repayment of the line of credit. Mr. Knight did not receive any consideration in exchange for providing this guarantee. We repaid this debt in January 2003 with proceeds from the sale of Units and canceled the line of credit.

We anticipate that our cash flow will be adequate to cover our operating expenses and to permit us to meet our anticipated liquidity requirements, including distribution requirements. Inflation may increase our operating costs. As of June 30, 2003, we had no material commitments for capital expenditures.

We are raising equity through a best-efforts offering of shares by David Lerner and Associates, Inc. (the “Managing Dealer”). We achieved the minimum offering of 4,761,905 Units at a price of $10.50 per Unit as of January 3, 2003. As of June 30, 2003, we had sold 18,224,968 Units under this offering with net proceeds totaling $178,284,258. We are continuing the offering at $11.00 per Unit in accordance with the prospectus for our offering.

We intend to establish a working capital reserve of at least 0.5% of the proceeds from our offering. This reserve, in combination with income from our properties and short term investments, is anticipated to satisfy our liquidity requirements.

Impact of Inflation

Operators of hotels, in general, possess the ability to adjust room rates daily to reflect the effects of inflation. Competitive pressures may, however, limit the operators’ ability to raise room rates. Currently we are not experiencing any material impact from inflation.

Seasonality

The hotel industry historically has been seasonal in nature. Seasonal variations in occupancy at our hotels may cause quarterly fluctuations in our revenues. To the extent that cash flow from operations is insufficient during any quarter, due to temporary or seasonal fluctuations in revenue, we expect to utilize cash on hand to make distributions.

Critical Accounting Policies

The following contains a discussion of what we believe to be critical accounting policies. These items should be read to gain a further understanding of the principles used to prepare our financial statements. These principals include application of judgment; therefore, changes in judgments may have a significant impact on our reported results of operations and financial condition.

Capitalization Policy

We consider expenditures to be capital in nature based on the following criteria: 1) For a single asset, the cost must be at least $300, including all normal and necessary costs to place the asset in service, and the useful life must be at least one year. 2) For group purchases of 10 or more identical assets, the unit cost for each asset must be at least $50, with the aggregate cost of the group purchase being at least $750, including all normal and necessary costs to place the asset in service, and the useful life must be at least one year. 3) For major repairs to buildings, furniture, fixtures and equipment, the repair must be at least $2,000, and the useful life of the asset must be substantially extended.

Impairment Losses Policy

We record impairment losses on hotel properties used in operations if indicators of impairment are present, and the sum of the discounted cash flows estimated to be generated by the respective properties are less than the properties’ carrying amounts. Impairment losses are measured as the difference between the asset’s fair value less cost to sell, and its carrying value. No impairment losses have been recorded to date.

Related Party Transactions

We have significant transactions with related parties. These transactions cannot be construed to be arms length, and the results of our operations may be different if these transactions were conducted with non-related parties.

We have contracted with Apple Suites Realty Group, Inc., a Virginia corporation (“ASRG”), to provide brokerage services for the acquisition and disposition of our real estate assets. In accordance with the contract, ASRG is paid a fee of 2% of the gross purchase price of any acquisitions or gross sale price of any dispositions of real estate investments, subject to certain conditions.

We also contracted with Apple Hospitality Five Advisors, Inc. (“AFA”) to advise and provide day-to-day management services for us and due-diligence services on acquisitions. In accordance with the contract, we pay AFA a fee equal to .1% to .25% of total equity contributions received by us in addition to certain reimbursable expenses. AFA will also hold a three-year contract for the monthly maintenance and support of accounting software.

As of December 31, 2002, AFA, ASRG and ASA were 100% owned by Mr. Knight. As of January 31, 2003, the outstanding shares of ASA owned by Mr. Glade M. Knight were purchased by Apple Hospitality Two, Inc. and ASA is now a wholly-owned subsidiary of Apple Hospitality Two, Inc. AFA and ASRG may purchase in the best-efforts- offering up to 2.5% of the total number of our shares sold in the best-efforts offering, once the minimum offering is completed.

We issued 240,000 Series B convertible preferred shares to Mr. Knight. The Series B convertible preferred shares were issued in exchange for payment of $0.10 per Series B convertible preferred share, or an aggregate of $24,000. There is no dividend payable on the Series B preferred convertible shares. On liquidation, the holder of the Series B preferred convertible shares will be entitled to a liquidation payment of $11 per share before any distributions of liquidation proceeds to holders of the common shares. However, the priority liquidation payment of the holder of the Series B preferred convertible shares is junior to the holders of the Series A preferred shares distribution rights. In the event that the liquidation of our assets results in proceeds that exceed the distribution rights of the Series A preferred shares and the Series B convertible preferred share, the remaining proceeds will be distributed between the common shares and the Series B convertible preferred shares on an as converted basis.

Each holder of outstanding Series B preferred convertible shares has the right to convert any of such shares into common shares upon and for 180 days following the occurrence of any of the following conversion events:

(1)  substantially all of our assets, stock or business, is transferred as a going concern, whether through exchange, merger, consolidation, lease, share exchange or otherwise, other than a sale of assets in liquidation, dissolution or winding up of our business; or

(2)  our common shares are listed on any securities exchange or quotation system or in any established market (“Conversion Event”).

Upon the occurrence of any Conversion Event, each of the Series B preferred convertible shares may be converted into a maximum of 2,907,415 common shares, based upon the gross proceeds raised through the date of conversion in this $500 million offering made by our prospectus. In addition, upon conversion of the Series B convertible preferred shares into common shares, the Series A preferred shares will terminate and the priority distribution in liquidation associated with the Series A preferred shares will disappear. If we terminate or fail to renew the Advisory Agreement with AFA, the Series B convertible preferred shares will be entitled to dividend distributions and voting rights on an as converted basis. In this event, the liquidation preference of the Series A preferred shares will continue.

No additional consideration is due upon the conversion of the Series B preferred convertible shares. Upon the probable occurrence of a conversion event, we will record expense for the difference between the fair value of our common stock and issue price of the Series B preferred convertible shares.

Compensation expense related to issuance of 240,000 Series B convertible preferred shares to Mr. Knight will be recognized at such time when the number of common shares to be issued for conversion of the Series B shares can be reasonably estimated and the event triggering the conversion of the Series B shares to common shares is probable. The expense will be measured as the difference between the fair value of the common stock for which the Series B shares can be converted and the amounts paid for the Series B shares.